Exhibit (a)(1)(O)

Re: Important Information Regarding Equity Exchange Offer

Dear [Name]:

We have accepted your tendered stock options [and stock appreciation rights (SARs)] per the terms and conditions of the document titled “Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Replacement Awards” (the “Offering Memorandum”). Your tendered stock options [and SARs] have been cancelled and you no longer have any rights under those stock options [and SARs].

We have issued you a total of [number] replacement awards in exchange for your tendered stock options [and SARs] with a grant date of August 19, 2009. The replacement awards have a strike price of [$price] and will have terms and conditions as described in the Offering Memorandum.

You will receive from Genworth an award packet concerning your replacement awards in September. If you have any questions concerning your replacement awards, please contact your human resources manager.

Sincerely,

Matt Arnold